Exhibit 99.2

P.O. BOX 8016, CARY, NC 27512-9903	Your vote matters! Have your ballot ready and please use one of the methods below for easy voting:
Your control number

Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

SHL Telemedicine Ltd.	Mail:
Special Meeting of Shareholders	• Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage-paid envelope provided
For Shareholders of record as of August 5, 2024 Thursday, September 5, 2024 5:00 PM, Local Time Ashdar Building - 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel

YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM EST, September 2, 2024.

SHL Telemedicine Ltd.

Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on September 2, 2024)

The undersigned Holder of American Depositary Receipts (“ADRs” ) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of SHL Telemedicine Ltd. (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business August 5, 2024, at the Company’s Special General Shareholders Meeting to be held on September 5, 2024, at 5:00 p.m. Israel time at the Company’s offices at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel.

NOTE:
Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.
The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

Copyright © 2024 BetaNXT, Inc. or its affiliates. All Rights Reserved

SHL Telemedicine Ltd. Special Meeting of Shareholders

Please make your marks like this: ☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE:
FOR ON PROPOSAL 1

	PROPOSAL	YOUR VOTE			BOARD OF DIRECTORS RECOMMENDS
		FOR	AGAINST	ABSTAIN
1.	To approve the terms of engagement of David Arnon, the Company's new Chief Executive Officer.	☐	☐	☐	FOR

The Israel Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a controlling shareholder or has a personal interest (as each such term is defined in the Israeli Companies Law and as described in the Proxy Statement for the Special General Meeting) in the proposed resolution. To avoid confusion, every shareholder will be deemed to confirm to the Company that such shareholder is NOT a controlling shareholder and does NOT have a personal interest. If you are a controlling shareholder or have a personal interest (in which case your vote will count only for or against the Ordinary Majority and not for or against the Special Majority (as each such term is defined in the Proxy Statement for the Special General Meeting) required for approval of Proposal 1), please notify the Company's Chief Financial Officer by email at amirh@shahal.co.il. If your shares are held in "street name" by your broker, bank or other nominee and you are a controlling shareholder or have a personal interest, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable)	Date	Signature (if held jointly)	Date